Not for release, publicatio... ...ada, Australia or Japan or any jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction

Tesco PLC

17 September 2007

Tesco Holdings Limited

Recommended cash Offer for Dobbies Garden Centres plc

Closing of the Offer

On 8 June 2007, the boards of directors of Tesco PLC ("Tesco") and Dobbies Garden Centres plc ("Dobbies") announced the terms of a recommended cash Offer to be made by Tesco Holdings Limited ("Tesco Holdings") for Dobbies at a price of 1,500 pence per Dobbies Share. The document setting out the full terms of the Offer (the "Offer Document") was posted to Dobbies Shareholders on 20 June 2007.

On 17 August 2007, it was announced that the Offer had been declared unconditional in all respects, and on 30 August 2007, Tesco Holdings announced that the Offer would remain open for acceptance until 1.00 p.m. (London time) on 14 September 2007. Tesco Holdings announces that the Offer closed at 1.00 p.m. (London time) on 14 September 2007.

As at 1.00 p.m. (London time) on 14 September 2007, Tesco Holdings had received valid acceptances, and Tesco Holdings had acquired, a total of 6,795,645 Dobbies Shares, representing approximately 65.5 per cent. of the existing issued share capital of Dobbies.

General

Save as set out in this announcement neither Tesco, nor Tesco Holdings, nor any person acting in concert with Tesco, nor any person acting in concert with Tesco Holdings, has any interest in or right to subscribe for relevant securities of Dobbies or has any short position in relation to relevant securities of Dobbies (whether conditional or absolute and whether in money or otherwise) including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to purchase or take delivery of any relevant securities of Dobbies.

Save for the irrevocable undertakings described in the Offer Document, certain of which, as Tesco Holdings announced on 17 August 2007, have since been terminated, neither Tesco, nor Tesco Holdings, nor any person acting in concert with Tesco, nor any person acting in concert with Tesco Holdings, has borrowed or lent any relevant securities nor has any arrangement in relation to relevant securities been made. For these purposes, "arrangement" includes any indemnity or option arrangement, any agreement or understanding, formal or informal, of whatever nature, relating to relevant securities which is, or may be, an inducement to deal or refrain from dealing in such securities.

Terms defined in the Offer Document have the same meanings in this announcement. The terms "acting in concert" and "relevant securities" have the same meanings as in the City Code.

Enquiries

Tesco
Steve Webb, Investor Relations — Tel: +44 1992 644 800

Jonathan Church, Media — Tel: +44 1992 646 606

Greenhill (financial adviser to Tesco) — Tel: +44 20 7198 7400
Simon Borrows
David Wyles

JPMorgan Cazenove (broker to Tesco) — Tel: +44 20 7588 2828
John Paynter
Luke Bordewich

Maitland (PR adviser to Tesco) — Tel: +44 20 7379 5151
Angus Maitland

This announcement does not constitute an offer or invitation to purchase any securities. The Offer is being made solely by means of the Offer Document and the accompanying Form of Acceptance, which contain the full terms and conditions of the Offer, including details of how it may be accepted.

Greenhill & Co. International LLP, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Tesco Holdings and Tesco and no-one else in connection with the Offer and will not be responsible to anyone other than Tesco Holdings and Tesco for providing the protections afforded to clients of Greenhill & Co. International LLP nor for providing advice in relation to the Offer.

This announcement has been prepared for the purpose of complying with English law and the City Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside the United Kingdom.

The availability of the Offer to persons who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions. Persons who are not so resident should inform themselves about and observe any applicable requirements. Further details in relation to Overseas Shareholders are contained in the Offer Document.

The Offer (including the Loan Note Alternative) is not being made, directly or indirectly, in or into and is not capable of acceptance in or from Canada, Australia or Japan. Accordingly, copies of this announcement are not being, and must not be, mailed or otherwise forwarded, distributed or sent in or into or from Canada, Australia or Japan. Custodians, nominees and trustees should observe these restrictions and should not send or distribute copies of this announcement in or into Canada, Australia or Japan.

The Loan Notes to be issued in connection with the Offer have not been, nor will they be, registered under the US Securities Act nor under any laws of any jurisdiction of the United States, the relevant clearances have not been, and will not be, obtained from the securities commission of any province of Canada and no prospectus has been lodged with, or registered by, the Australian Securities and Investments Commission or the Japanese Ministry of Finance. Accordingly, the Loan Notes may not (unless an exemption under the relevant securities laws is applicable) be offered, sold, resold, delivered or transferred, directly or indirectly, in or into the United States, Canada,

Australia or Japan or any other jurisdiction if to do so would constitute a violation of the relevant laws of, or require registration thereof in, such jurisdiction or to, or for the account or benefit of, a person located in the United States, Canada, Australia or Japan.

The Offer is being made in the United States pursuant to an exemption from the US tender offer rules provided by Rule 14d-1(c) under the US Exchange Act.

Notice to US holders of Dobbies Shares:

The Offer is being made for the securities of a UK company and is subject to UK disclosure requirements, which are different from those of the United States. The financial information included in the Offer Document has been prepared in accordance with generally accepted accounting principles of the United Kingdom and thus may not be comparable to financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States. The Offer is being made in the United States pursuant to applicable US tender offer rules and otherwise in accordance with the requirements of the City Code. Accordingly, the Offer is subject to disclosure and other procedural requirements, including with respect to withdrawal rights, offer timetable, settlement procedures and timing of payments that are different from those applicable under US domestic tender offer procedures and law.

The receipt of cash pursuant to the Offer by a US holder of Dobbies Shares may be a taxable transaction for US federal income tax purposes and under applicable US state and local, as well as foreign and other tax laws. Each holder of Dobbies Shares is urged to consult his independent professional adviser immediately regarding the tax consequences of acceptance of the Offer.

It may be difficult for US holders of Dobbies Shares to enforce their rights and any claim arising out of the US federal securities laws, since Tesco and Dobbies are located in a non-US country, and some or all of their officers and directors may be residents of a non-US country. US holders of Dobbies Shares may not be able to sue a non-US company or its officers or directors in a non-US court for violations of the US securities laws. Further, it may be difficult to compel a non-US company and its affiliates to subject themselves to a US court's judgement.

In accordance with normal UK practice and pursuant to Rule 14e-5(b) of the US Exchange Act, Tesco or its nominees, or its brokers (acting as agents), may from time to time make certain purchases of, or arrangements to purchase, Dobbies Shares outside the United States, other than pursuant to the Offer, during the period in which the Offer remains open for acceptance. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required in the UK, will be reported to a Regulatory Information Service and will be available on the London Stock Exchange website, www.londonstockexchange.com.

Not for release, publication or distribution in or into Canada, Australia or Japan or any jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction

17 September 2007

Tesco Holdings Limited

Recommended cash Offer for Dobbies Garden Centres plc

Closing of the Offer

On 8 June 2007, the boards of directors of Tesco PLC ("Tesco") and Dobbies Garden Centres plc ("Dobbies") announced the terms of a recommended cash Offer to be made by Tesco Holdings Limited ("Tesco Holdings") for Dobbies at a price of 1,500 pence per Dobbies Share. The document setting out the full terms of the Offer (the "Offer Document") was posted to Dobbies Shareholders on 20 June 2007.

On 17 August 2007, it was announced that the Offer had been declared unconditional in all respects, and on 30 August 2007, Tesco Holdings announced that the Offer would remain open for acceptance until 1.00 p.m. (London time) on 14 September 2007. Tesco Holdings announces that the Offer closed at 1.00 p.m. (London time) on 14 September 2007.

As at 1.00 p.m. (London time) on 14 September 2007, Tesco Holdings had received valid acceptances, and Tesco Holdings had acquired, a total of 6,795,645 Dobbies Shares, representing approximately 65.5 per cent. of the existing issued share capital of Dobbies.

General

Save as set out in this announcement neither Tesco, nor Tesco Holdings, nor any person acting in concert with Tesco, nor any person acting in concert with Tesco Holdings, has any interest in or right to subscribe for relevant securities of Dobbies or has any short position in relation to relevant securities of Dobbies (whether conditional or absolute and whether in money or otherwise) including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to purchase or take delivery of any relevant securities of Dobbies.

Save for the irrevocable undertakings described in the Offer Document, certain of which, as Tesco Holdings announced on 17 August 2007, have since been terminated, neither Tesco, nor Tesco Holdings, nor any person acting in concert with Tesco, nor any person acting in concert with Tesco Holdings, has borrowed or lent any relevant securities nor has any arrangement in relation to relevant securities been made. For these purposes, "arrangement" includes any indemnity or option arrangement, any agreement or understanding, formal or informal, of whatever nature, relating to relevant securities which is, or may be, an inducement to deal or refrain from dealing in such securities.

Terms defined in the Offer Document have the same meanings in this announcement. The terms "acting in concert" and "relevant securities" have the same meanings as in the City Code.

Enquiries

Tesco
Steve Webb, Investor Relations — Tel: +44 1992 644 800

Jonathan Church, Media — Tel: +44 1992 646 606

Greenhill (financial adviser to Tesco) — Tel: +44 20 7198 7400
Simon Borrows
David Wyles

JPMorgan Cazenove (broker to Tesco) — Tel: +44 20 7588 2828
John Paynter
Luke Bordewich

Maitland (PR adviser to Tesco) — Tel: +44 20 7379 5151
Angus Maitland

This announcement does not constitute an offer or invitation to purchase any securities. The Offer is being made solely by means of the Offer Document and the accompanying Form of Acceptance, which contain the full terms and conditions of the Offer, including details of how it may be accepted.

Greenhill & Co. International LLP, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Tesco Holdings and Tesco and no-one else in connection with the Offer and will not be responsible to anyone other than Tesco Holdings and Tesco for providing the protections afforded to clients of Greenhill & Co. International LLP nor for providing advice in relation to the Offer.

This announcement has been prepared for the purpose of complying with English law and the City Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside the United Kingdom.

The availability of the Offer to persons who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions. Persons who are not so resident should inform themselves about and observe any applicable requirements. Further details in relation to Overseas Shareholders are contained in the Offer Document.

The Offer (including the Loan Note Alternative) is not being made, directly or indirectly, in or into and is not capable of acceptance in or from Canada, Australia or Japan. Accordingly, copies of this announcement are not being, and must not be, mailed or otherwise forwarded, distributed or sent in or into or from Canada, Australia or Japan. Custodians, nominees and trustees should observe these restrictions and should not send or distribute copies of this announcement in or into Canada, Australia or Japan.

The Loan Notes to be issued in connection with the Offer have not been, nor will they be, registered under the US Securities Act nor under any laws of any jurisdiction of the United States, the relevant clearances have not been, and will not be, obtained from the securities commission of any province of Canada and no prospectus has been lodged with, or registered by, the Australian Securities and Investments Commission or the Japanese Ministry of Finance. Accordingly, the Loan Notes may not (unless an exemption under the relevant securities laws is applicable) be offered, sold, resold, delivered or transferred, directly or indirectly, in or into the United States, Canada,

Australia or Japan or any other jurisdiction if to do so would constitute a violation of the relevant laws of, or require registration thereof in, such jurisdiction or to, or for the account or benefit of, a person located in the United States, Canada, Australia or Japan.

The Offer is being made in the United States pursuant to an exemption from the US tender offer rules provided by Rule 14d-1(c) under the US Exchange Act.

Notice to US holders of Dobbies Shares:

The Offer is being made for the securities of a UK company and is subject to UK disclosure requirements, which are different from those of the United States. The financial information included in the Offer Document has been prepared in accordance with generally accepted accounting principles of the United Kingdom and thus may not be comparable to financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States. The Offer is being made in the United States pursuant to applicable US tender offer rules and otherwise in accordance with the requirements of the City Code. Accordingly, the Offer is subject to disclosure and other procedural requirements, including with respect to withdrawal rights, offer timetable, settlement procedures and timing of payments that are different from those applicable under US domestic tender offer procedures and law.

The receipt of cash pursuant to the Offer by a US holder of Dobbies Shares may be a taxable transaction for US federal income tax purposes and under applicable US state and local, as well as foreign and other tax laws. Each holder of Dobbies Shares is urged to consult his independent professional adviser immediately regarding the tax consequences of acceptance of the Offer.

It may be difficult for US holders of Dobbies Shares to enforce their rights and any claim arising out of the US federal securities laws, since Tesco and Dobbies are located in a non-US country, and some or all of their officers and directors may be residents of a non-US country. US holders of Dobbies Shares may not be able to sue a non-US company or its officers or directors in a non-US court for violations of the US securities laws. Further, it may be difficult to compel a non-US company and its affiliates to subject themselves to a US court's judgement.

In accordance with normal UK practice and pursuant to Rule 14e-5(b) of the US Exchange Act, Tesco or its nominees, or its brokers (acting as agents), may from time to time make certain purchases of, or arrangements to purchase, Dobbies Shares outside the United States, other than pursuant to the Offer, during the period in which the Offer remains open for acceptance. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required in the UK, will be reported to a Regulatory Information Service and will be available on the London Stock Exchange website, www.londonstockexchange.com.

END